Algonquin Power & Utilities Corp. Announces Leadership Transition
Rod West appointed Chief Executive Officer, succeeding Chris Huskilson
OAKVILLE, Ontario - January 31, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) announced today that Rod West will join AQN as Chief Executive Officer, effective March 7, 2025. Chris Huskilson will step down as CEO and will continue in his role as a member of the Board.
Mr. West most recently served as Group President, Utility Operations for Entergy, where he was responsible for the operational and financial performance of Entergy’s five operating companies. During his 25 years at Entergy, Mr. West oversaw electric and natural gas distribution, customer service operations, the utility’s engagement with federal, state and local regulators, shared services functions, and regulated retail commercial development and innovation. His tenure also included leading Entergy New Orleans’ rebuild after Hurricane Katrina.
“Algonquin is in the process of transitioning to a pure-play regulated utility and Rod is the right person to lead the Company forward at this important time,” said Randy Laney, Chairman of the Board of Directors of AQN. “The Board and I are delighted to welcome Rod as Algonquin’s incoming CEO. We are confident Rod’s deep experience and track record of delivering outstanding customer service and creating value in the regulated utility industry will accelerate the Company’s transformation for the benefit of our customers, shareholders, and the entire Algonquin team. We are excited about Algonquin’s future and look forward to working closely with Rod and the management team to execute our strategy and unlock value for our stakeholders.”
Mr. Laney concluded, “We would also like to thank Chris for stepping in as CEO and making substantial and concrete progress in executing the Company’s value-enhancing strategic plan, including the sale of the Company’s interest in Atlantica, the carve-out and sale of our renewable energy business (excluding hydro), and taking initial steps to optimize Algonquin’s cost structure and operational efficiency. We are deeply grateful for all his efforts and achievements in moving the Company down the path towards a brighter future.”
“Algonquin has undergone a transformation and there’s significant opportunity to advance its position as a pure-play regulated utility,” said Mr. West. “I am excited to begin working alongside the Algonquin team as we continue to transition the Company to create sustainable and meaningful value for its stakeholders.”
Mr. Huskilson added, “It was a privilege to step in as CEO of Algonquin and I am proud of what the team has accomplished. There is no doubt Rod has the right set of leadership skills, expertise, and vision to lead the Company to new heights as a regulated utility, and I am committed to facilitating a smooth transition as we embark on this new chapter.”
About Rod West
Rod West served as Group President, Utility Operations for Entergy since 2017. In that role, he was responsible for the operational and financial performance of Entergy’s five operating companies. He oversaw the company’s electric and natural gas distribution, customer service operations, the utility’s engagement with state and local regulators, and regulated retail commercial development and innovation.
Mr. West previously served as Executive Vice President and Chief Administrative Officer at Entergy from 2010-2017, where his responsibilities included the company’s shared services functions supporting utility, nuclear and wholesale operations, including finance operations, supply chain, business processes, administrative services, information technology, human resources and administration, federal policy, regulatory and governmental affairs, and corporate communications. West also led the development and execution of the company’s environmental strategy.
As president and CEO of Entergy New Orleans from 2007-2010, Mr. West led the company out of its post-Hurricane Katrina bankruptcy and back to profitability. He helped lead Entergy’s ongoing effort to replace nearly 850 miles of underground pipe damaged after Hurricane Katrina, an effort recognized as the 2009 Global Infrastructure Project of the Year by Platts Global Energy Awards.
He earned his Juris Doctor and MBA from Tulane University. Mr. West also has a bachelor's degree from the University of Notre Dame, where he lettered three years and played linebacker and tight end for Coach Lou Holtz and the Fighting Irish's 1988 National Championship football team.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the expected future performance of the Company and expected future value creation. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Management Discussion and Analysis for the three and nine months ended September 30, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.